UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K

                                ---------------


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 3, 2006
                Date of Report (Date of Earliest Event Reported)


                                ---------------


                            Embotelladora Andina S.A.
             (Exact name of registrant as specified in its charter)
                          Andina Bottling Company, Inc.
                 (Translation of Registrant's name into English)

                            Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                 Santiago, Chile
                     (Address of principal executive office)


                                ---------------


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes [ ] No [X]

  Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes [ ] No [X]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                                 Yes [ ] No [X]


                                ---------------

                                 MATERIAL EVENT


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8


-------------------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendence of Securities and Insurance:

Regarding the Material Event dated August 31, 2006, by which we informed the commercial terms and conditions between Iansagro S.A., as the selling party, and Embotelladora Andina S.A, as the purchasing party, of 172,000 metric tons of sugar for the 2007-2009 period, we hereby inform that on November 2, 2006 the mentioned parties have signed and entered into the Sugar Purchase and Supply Agreement formalizing those terms and conditions.

Santiago, November 3, 2006


(Signed)
Pedro Pellegrini Ripamonti
Corporate Legal Officer
Embotelladora Andina S.A.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                                -------------------------------
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, November 6, 2006